SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

Compton Petroleum Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

204940100
(CUSIP Number)

Centennial Energy Partners, L.P.
575 Lexington Ave., 33rd Fl., New York, NY 10022
(212) 753-5150
Attn: Peter Seldin
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2008
(Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G
To report the acquisition that is the subject of this Schedule 13D, and is
filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g),
check the following box [].

          Note: Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits. See Rule
13d-7 for other parties to whom copies are to be sent.

  (1) The remainder of this cover page shall be filled out for a
reporting person's initial filing on this form with respect to the subject
class of securities, and for any subsequent amendment containing information
which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not
be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 or otherwise subject to the liabilities of that section
of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

CUSIP No. 204940100

1.   NAME OF REPORTING PERSONS   Centennial Energy Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3793743

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                          (a) [_]
                                                          (b) [ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*   WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER   -0-

8.   SHARED VOTING POWER   15,709,692

9.   SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   15,709,692

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,709,692

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   12.16%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 204940100

1. NAME OF REPORTING PERSONS   Hoyt Farm Partners, L.P.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3877256

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                            (a) [_]
                                                            (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   7,624,901

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   7,624,901

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    7,624,901

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   5.90%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 204940100

1. NAME OF REPORTING PERSONS   Quadrennial Partners, L.P.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3883223

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [_]
                                                        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   2,038,235

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   2,038,235

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,038,235

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   1.58%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 204940100

1. NAME OF REPORTING PERSONS   Centennial Energy Partners V, L.P.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-0438877

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

   (a) [_]
   (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   172,968

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   172,968

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    172,968

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   .13%

14. TYPE OF REPORTING PERSON*   PN

CUSIP No. 204940100

1. NAME OF REPORTING PERSONS   Centennial Energy Partners L.L.C.
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3961810

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                           (a) [_]
                                                           (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   -0-

8. SHARED VOTING POWER   25,545,796

9. SOLE DISPOSITIVE POWER   -0-

10. SHARED DISPOSITIVE POWER   25,545,796

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,545,796

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   19.78%

14. TYPE OF REPORTING PERSON*   OO

CUSIP No. 204940100

1. NAME OF REPORTING PERSONS   Peter K. Seldin
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a) [_]
                                                        (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS*   PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)   [_]

6. CITIZENSHIP OR PLACE OF ORGANIZATION   United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7. SOLE VOTING POWER   0

8. SHARED VOTING POWER   25,545,796

9. SOLE DISPOSITIVE POWER   0

10. SHARED DISPOSITIVE POWER   25,545,796

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,545,796

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   19.78%

14. TYPE OF REPORTING PERSON*   IN

Item 1.   Name of Issuer.

The information in Item 1 has not changed since the 13D previously filed by the Reporting Persons on December 14, 2007.

Item 2.   Identity and Background.

The information in Item 2 has not changed since the 13D previously filed by the Reporting Persons on December 14, 2007.

Item 3.   Source and Amount of Funds or Other Consideration

The information in Item 3 has not changed since the 13D previously filed by the Reporting Persons on December 14, 2007.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

On December 14, 2007, Centennial LLC sent a letter (the "December Letter") to M.F. Belich, Q.C., the Chairman of the Company's Board of Directors, and E.G. Sapieha, C.A., the President and Chief Executive Officer of the Company. The December Letter expressed doubts that the current management has a credible plan to eliminate the valuation discount which Centennial LLC believes has developed between the underlying value of the Company's asset base and the Share price. In the December Letter, Centennial LLC requested that the Company's Board of Directors begin a formal process to review the Company's strategic options, including the potential sale of the Company. The December Letter is attached as Exhibit C to the 13D filed by the Reporting Persons on December 14, 2007.

On December 14, 2007, Centennial LLC received a response from the Company to the December Letter. The Company stated that it "would continue to take appropriate steps to ensure the Company's actions will be in the best interests of all Shareholders".

On January 23, 2008, the Company disclosed its operating plans for 2008 and projections through 2010. In a letter to M.F. Belich, Q.C., the Chairman of the Company's Board of Directors, and E.G. Sapieha, C.A., the President and Chief Executive Officer of the Company dated January 29, 2008 (the "January Letter"), Centennial LLC stated that it considers this plan to be an ill-conceived program that is highly dependent on commodity prices and external funding. Centennial does not believe the plan does or can address the Company's fundamental structural problem: the Company does not have the cash flow or access to capital on a non-dilutive basis to maximize the value of its asset base. The three-year projection indicates a large funding gap. To close this gap, the Company will need to sell significant assets -- first, non-core assets and, then, some of its growth assets -- and also issue a large number of new shares. The plan, therefore, asks shareholders to assume significant execution risk, commodity-price risk and stock-market risk for minimal per-share return.

Centennial LLC believes the Company is an opportunity-rich company. In Centennial's opinion, the best course of action is to transfer these assets to a larger, well-funded company that can develop this potential in a more timely and more valuable manner. The Company's Board of Directors needs to put the Company up for sale now. Although Centennial prefers a cooperative relationship with the Company, Centennial is prepared to nominate its own slate of directors and call for a special shareholders' meeting if necessary.

The January Letter is attached hereto as Exhibit B. Except as set forth above, the Reporting Persons have no other present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

The information in Item 5(a), (b), and (d) has not changed since the 13D previously filed by the Reporting Persons on December 14, 2007.

Item 5(c) is hereby amended and restated to read as follows:

(c) No transactions in the Common Stock were effected by any of the Reporting Persons during the 60 day period ending on the date hereof.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Item 6 has not changed since the 13D previously filed by the Reporting Persons on December 14, 2007.

Item 7.   Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly
Exhibit B: January Letter to Management

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 29, 2008

Centennial Energy Partners, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Hoyt Farm Partners, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Quadrennial Partners, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
    Peter K. Seldin
    Centennial Energy Partners, L.L.C.
    General Partner

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
Managing Member

By: /s/ Peter K. Seldin
    Peter K. Seldin

EXHIBIT A

AGREEMENT

The undersigned agree that this schedule 13D dated January 29, 2008 relating to the Common Stock of Compton Petroleum shall be filed on behalf of the undersigned.

Centennial Energy Partners, L.P.   Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin   By: /s/ Peter K. Seldin
     Peter K. Seldin   Managing Member
     Centennial Energy Partners, L.L.C.
     General Partner

Hoyt Farm Partners, L.P.   By: /s/ Peter K. Seldin
                                                      Peter K. Seldin
By: /s/ Peter K. Seldin
     Peter K. Seldin
     Centennial Energy Partners, L.L.C.
     General Partner

Quadrennial Partners, L.P.

By: /s/ Peter K. Seldin
     Peter K. Seldin
     Centennial Energy Partners, L.L.C.
     General Partner

Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
     Peter K. Seldin
     Centennial Energy Partners, L.L.C.
     General Partner

CENTENNIAL

ENERGY PARTNERS, L.P.

575 Lexington Ave., Floor 33, New York, New York 10022
Tel: (212) 753-5150   Fax: (212) 753-5927

Peter K. Seldin
Managing Member
Centennial Energy Partners, L.L.C.

January 29, 2008

Mr. M. F. Belich, Q.C.
Chairman
Mr. E.G. Sapieha, C.A.
President and Chief Executive Officer
Compton Petroleum Corporation
Fifth Avenue Place, East Tower
Suite 3300, 425-1st Street S.W.
Calgary, Alberta Canada T2P 3L8

Dear Mel and Ernie,

Centennial Energy Partners, L.L.C. is the largest shareholder of Compton Petroleum Corporation. Through our various entities, we currently own a combined 25,545,796 shares, representing a 19.8% ownership position in Compton. We have been shareholders of Compton on a continuous basis since 1997.

Last month, we wrote a letter to you that expressed our opinion that a major discount had developed between the underlying value of Compton's asset base and the company's share price, a discount that, we believe, has continued to widen. We informed you that we did not have confidence that Compton management had a specific plan to eliminate that valuation discount and deliver an acceptable share price to Compton's shareholders. We asked Compton's Board of Directors to begin a formal process to review the company's strategic options, including the potential sale of Compton.

On January 23rd, Compton disclosed its plans for 2008 and projections through 2010. In that press release, you said, "After thorough review, it is the Board's view that the most appropriate strategy to create value for all shareholders is for Compton to continue to invest in the large growth potential of its asset base."

We respectfully and completely disagree with you. Your plan is an ill-conceived program that is highly dependent on commodity prices and external funding. This is the type of planning that has earned Compton its valuation discount in the first place.

The plan does not and cannot address Compton's fundamental structural problem: the company does not have the cash flow or access to capital on a non-dilutive basis to maximize the value of its asset base. This is not a plan that delivers value to your shareholders, including yourselves, on a per-share basis. For the period from 2008 to 2010, you anticipate capital spending of $1.6 billion, which is probably less than Compton's property base deserves given its resource potential and projected rates of return. Taking the most optimistic forecasts of the securities analysts who follow Compton, the company might generate $800 million in operating cash flow, leaving a funding gap of another $800 million. To close this gap, you will need to sell significant assets -- first, non-core assets and, then, some of your growth assets -- and also issue a large number of new shares. As a result, your shareholders are unlikely to enjoy Compton's growth on a per-share basis. The company might get bigger, but Compton's shares are unlikely to be much more valuable.

Based on my nearly 20 years as an investment manager, I can tell you that your share price is not likely to go up very much in the face of large potential issues of new shares. The sad reality is that investors are not so kind to companies that paint themselves into a corner.

Your plan, therefore, asks shareholders to assume significant execution risk, commodity-price risk and stock-market risk for minimal per-share return. These are also not risks that you as a company have managed particularly well in recent years.

Unfortunately, the market has issued its verdict on Compton: the company's very impressive asset base is not worth its net asset value per share in the hands of this management team, under these financial constraints, and in the current corporate structure. After evaluating your plan, the analysts who follow Compton are certainly not impressed: the median 12-month price target from these analysts is 43% below your own estimate of net asset value per share. The most optimistic of these analysts has a 12-month share-price target that is five dollars lower than your own estimate of net asset value per share.

Last month, we asked you for a plan that would eliminate the discount between Compton's share price and its asset value per share. Neither we nor any of these analysts, based upon their targets, think that you have produced such a plan.

Compton is an opportunity-rich company with a large base of proved and probable reserves and enormous resource potential, but a company which is saddled with a prohibitively high cost of capital to develop its assets. At this stage of Compton's history, you are very similar to a small company with a major discovery or a large international project whose development you cannot finance without exposing your shareholders to significant dilution. The right answer is to transfer these assets to a larger, well-funded company that can develop this potential in a more timely and more valuable manner.

It is now time for Compton to show the industry just how good Niton and its other plays are and how much impact new drilling and completion technologies can have on this asset base. It is no longer time to keep secrets to prevent competition at the next land sale. Compton already has enough land. Compton needs to put all of its cards on the table, and those cards need to be face up. You need to put the company up for sale now.

We have known Compton, its directors and its management for a long time. It is not Centennial's style or preference to be adversarial. We would hope that you will understand our reasoning and come to accept that Compton cannot go forward with the plan that you have outlined. Though we prefer a cooperative process, we will do what is necessary to achieve a better result for all Compton shareholders. We are prepared to nominate our own slate of directors and call for a special shareholders' meeting if necessary.

We look forward to discussing this important matter with you as soon as possible.

Sincerely,

